SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   ----------



                                   FORM 11-K

                                 ANNUAL REPORT
                                   ----------


                        Pursuant to Section 15(d) of the
                             Securities Act of 1934


                      For the year ended December 31, 1996
                                   ----------




                              City Holding Company
                         Profit Sharing and 401(k) Plan
                                   ----------




                              City Holding Company
                        3601 MacCorkle Avenue, Southeast
                        Charleston, West Virginia 25304
                                   ----------

                                   FORM 11-K

                              CITY HOLDING COMPANY

                         PROFIT SHARING AND 401(K) PLAN

                               December 31, 1996
                                   ----------




The following financial statements and schedules of the Plan are included herein:

       Report of Independent Auditors                                                                      1

       Statements of Net Assets Available for Plan Benefits as of December 31,
         1996 and 1995                                                                                     2

       Statements of Changes in Net Assets Available for Plan Benefits for the
         years ended December 31, 1996 and 1995                                                            3

       Notes to Financial Statements                                                                    4-12

       Item 27(a) - Supplemental Schedule of Assets Held for Investment Purposes                          13

       Item 27(d) - Supplemental Schedule of Reportable Transactions                                      14

       Schedules I, II, and III have been omitted because the required information is shown in the financial statements or in the notes thereto.

Item 9(b) - Exhibits:

       Exhibit 24(c) - Consent of Independent Auditors

                         Report of Independent Auditors

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for plan benefits of City Holding Company Profit Sharing and 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Plan changed its method of accounting for investments in 1995.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ Ernst & Young LLP

Charleston, West Virginia
May 23, 1997

                              City Holding Company
                         Profit Sharing and 401(k) Plan

              Statements of Net Assets Available for Plan Benefits




                                                          December 31
                                                     1996              1995
                                                   ----------------------------
Assets
Cash and cash equivalents                           $   22,646       $  901,184
Investments in mutual and commingled funds           3,050,537          337,017
Common stock of City Holding Company at fair value   4,502,967        5,017,934
Receivables:
   Participant loans (Note 4)                          195,911           83,873
   Employer contributions                                7,039          298,315
   Participant contributions                           233,477           26,769
                                                   ----------------------------
                                                     8,012,577        6,665,092

Less benefits payable                                   38,240           48,699
                                                   ----------------------------
Net assets available for plan benefits              $7,974,337       $6,616,393
                                                   ============================


See accompanying notes to financial statements.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

         Statements of Changes in Net Assets Available for Plan Benefits



                                                                  Year Ended December 31
                                                                  1996              1995
                                                                -----------------------------
Contributions and income:
   Contributions from employer                                   $   249,647      $   519,564
   Contributions from employees                                      892,039          694,818
   Interest and dividends                                            151,518          160,527
                                                                -----------------------------
Total contributions and income                                     1,293,204        1,374,909

Deductions:
   Benefit payments                                                  588,796          186,763
   Administrative expenses (Note 4)                                    3,510           19,799
                                                                -----------------------------
Total deductions                                                     592,306          206,562
                                                                -----------------------------
                                                                     700,898        1,168,347

Net realized and unrealized gains                                    657,046          109,205
Cumulative effect of change in accounting principle                        -          275,546
                                                                -----------------------------
Net increases                                                      1,357,944        1,553,098

Net assets available for plan benefits at beginning of the year    6,616,393        5,063,295
                                                                -----------------------------
Net assets available for plan benefits at end of the year         $7,974,337       $6,616,393
                                                                =============================



See accompanying notes to financial statements.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1996



1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company Profit Sharing and 401(k) Plan (the Plan) are maintained on the accrual basis of accounting. The Plan's financial statements presented herein are in conformity with generally accepted accounting principles and require management of the Plan to make estimates and develop assumptions that affect the amounts reported in the financial statements and related footnotes. Actual results may differ from management's estimates.

Investments

Effective January 1, 1995, the Plan changed its method of estimating the fair value of its investment in City Holding Company common stock from bid price to trade price. The cumulative effect of this change was to increase net assets available for Plan benefits at January 1, 1995, by $275,546. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 1996 and 1995. At December 31, 1996, mutual and commingled funds consisted of the following investment alternatives:

      Fidelity Advisor Short Fixed-Income Fund: The primary objective of the Fund is to obtain a high level of current income, consistent with the preservation of capital, by investing primarily in a broad range of investment-grade fixed income securities. The Fund consists primarily of fixed-income securities of all types which may include convertible and zero-coupon securities. The Fund may also invest a portion of its assets in securities issued by foreign companies and foreign governments.

      Fidelity Advisor Growth Opportunity Fund: The primary objective of the Fund is to provide capital growth by investing primarily in common stocks and securities convertible into common stocks. The Fund may also invest in other securities, such as preferred stock and bonds that may produce capital growth.

      Fidelity Advisor Income and Growth Fund: The primary objective of the Fund is to invest in equity securities, convertible securities, common and preferred stocks, and fixed-income securities that provide income or opportunities for capital growth.

      Fidelity Advisor Overseas Fund: The primary objective of the Fund is to seek growth of capital through investments in foreign securities. The Fund invests in securities of companies located in the Americas (other than U.S.), Far East, the Pacific Basin, and Western Europe. The Fund also invests in debt securities for long-term growth purposes.

      Group Annuity Contract: The group annuity contract represents an investment in a Deposit Administration Fund maintained by an insurance company. Interest is credited to the Fund, compounded annually, and is determined by annual interest rates which will not be less than the following (as specified in the contract):

            Interest Rate                         Contract Year
            ----------------------------------------------------------------

                6.00%                                 1997
                5.50%                                 1998
                5.00%                                 1999

At least 90 days prior to the expiration of the interest guarantees, The Hartford shall advise the Plan of new interest guarantees that apply to the contract. The group annuity contract is valued at cost plus reinvested income, which approximates fair value. Participant directed transfers may be made under the contract. Such transfers will not be subject to withdrawal charges, market value adjustments, or penalties provided that the amount of the withdrawal, when added to the sum of all withdrawals during the preceding twelve months, does not exceed 12% of the balance of the fund twelve months earlier. Such withdrawals are subject to the consent of the insurance company.

Each participant may designate the percentage of his or her contributions to be invested into any of the aforementioned alternatives.

2. Description of Plan

The following description of the Plan provides general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The Plan, which was adopted and became effective January 1, 1991, is a defined contribution savings and profit sharing plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 1996, the Company made discretionary profit sharing contributions ($298,300 in 1995) to the Plan which were allocated to eligible participants. Beginning January 1, 1996, the Company began contributing any discretionary contributions to the Company's employee stock ownership. Thus, no discretionary contributions were made to the Plan in 1996.

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution. Matching contributions are made with common stock of the Plan sponsor, City Holding Company.

Participants may elect to contribute, on a salary-deferral basis, up to 15% of this annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $301,000 and $150,000 in 1996 and 1995, respectively, of participant account balances rolled-over from previous employer plans.

Vesting

Participants are immediately fully vested in their voluntary contributions and employer matching contributions, plus actual earnings thereon. A participant becomes vested in discretionary profit sharing contributions as follows:

                                                Vested Percentage of
 Years of Service                              Employer Contributions
--------------------------------------------------------------------------

    Less than 2                                              0%
         3                                                  20
         4                                                  40
         5                                                  60
         6                                                  80
     7 or more                                             100

Forfeitures of terminated participants' nonvested account balances are allocated to eligible participants who are employed on December 31 of each year based on their annual compensation.

Benefits

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

3. Federal Income Taxes

The Internal Revenue Service has determined that the Plan meets the requirements of Section 401(k) of the Internal Revenue Code and thus it is exempt from federal income taxes under the applicable provisions of the Code.

4. Related Party Transactions

During 1995, the Plan sponsor formed a non-contributory money purchase employee benefit plan, which was subsequently converted to an employee stock ownership plan effective January 1, 1996. As a result, the Company reduced its discretionary contribution to the profit sharing and 401(k) plan from 3% of each eligible participant's annual compensation in 1995 to 0% in 1996.

Contributions made to the Plan as part of the Company's matching provisions consist of common stock of City Holding Company. Such contributions are nonparticipant directed investments included in plan assets. For the years ended December 31, 1996 and 1995, matching contributions approximated $250,000 and $216,000, respectively.

During 1995, a subsidiary of the Plan sponsor funded all newly originated participant loans. Such loans, with an approximate aggregate original amount of $59,000, were granted by the subsidiary in accordance with the loan provisions of the Plan document and are fully secured by the assets in the participants' individual accounts. The Plan purchased these loans from the subsidiary during 1996 and is currently funding all future participant loans which meet Plan provisions. Interest-bearing loans to participants funded by the Plan approximated $196,000 and $84,000 at December 31, 1996 and 1995, respectively.

Included in interest and dividends for the years ended December 31, 1996 and 1995, are dividends from City Holding Company common stock approximating $85,000 and $105,000, respectively.

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

5. Net Assets Available for Plan Benefits by Investment Fund Option

A summary of the net assets available for plan benefits included in each of the investment fund options at December 31, 1996, together with a summary of changes in net assets available for Plan benefits within each investment fund option for the year ended December 31, 1996 and 1995, follows:


                                                             Fidelity        Fidelity       Fidelity
                                                   City       Advisor        Advisor         Advisor             Group
                         Participant   Overseas   Holding   Short Fixed    Growth Oppt.    Income and           Annuity
                            Loans        Fund     Company   Income Fund        Fund        Growth Fund   Cash   Contract     Total
                        ------------------------------------------------------------------------------------------------------------
December 31, 1996
Assets
Cash and cash
   equivalents        $       --   $       --  $       --  $       --     $       --     $        --   $22,646 $      --  $   22,646
Investments in mutual
   and commingled
   funds                      --           --          --     335,605      1,195,039         645,957        --   873,936   3,050,537
Common stock                  --           --   4,502,967          --             --              --        --        --   4,502,967
Receivables:
   Participant loans     195,911           --          --          --             --              --        --        --     195,911
   Employer
     contributions            --           --       7,039          --             --              --        --        --       7,039
   Participant
     contributions            --       36,774          --      51,549        112,226          31,037        --     1,891     233,477
          --------------------------------------------------------------------------------------------------------------------------
                         195,911       36,774   4,510,006     387,154      1,307,265         676,994    22,646   875,827   8,012,577
Less benefits payable         --           --      20,698       2,502          8,453           3,348        --     3,239      38,240
          --------------------------------------------------------------------------------------------------------------------------
Net assets available
   for plan benefits  $  195,911   $   36,774  $4,489,308  $  384,652     $1,298,812      $  673,646   $22,646 $ 872,588  $7,974,337
          ==========================================================================================================================

                       Guaranteed
                       Investment  Quality                         City
                        Contract   Growth   Balanced Participant  Holding
                         Fund       Fund      Fund     Loans      Company
                       -----------------------------------------------------

December 31, 1995
Assets
Cash and cash          $    -       $ -       $ -    $     -     $        _
   equivalents
Investments in
   mutual and               -         -         -          -              -
   commingled funds
Common stock                -         -         -          -      5,017,934
Receivables:
   Participant loans        -         -         -     83,873              -
   Employer                 -         -         -          -        140,936
     contributions
   Participant              -         -         -          -         19,219
     contributions
                       -----------------------------------------------------
                            -         -         -     83,873      5,178,089
Less benefits payable       -         -         -          -         36,527
                       -----------------------------------------------------
Net assets available
   for plan benefits   $    -       $ -       $ -    $83,873     $5,141,562
                       =====================================================




                        Fidelity     Fidelity       Fidelity
                         Advisor     Advisor        Advisor                Group
                       Short Fixed  Growth Oppt.    Income and            Annuity
                       Income Fund     Fund       Growth Fund     Cash    Contract      Total
                       ------------------------------------------------------------------------
December 31, 1995
Assets
Cash and cash
   equivalents          $     -       $      -      $      -   $901,184   $      _   $  901,184
Investments in
   mutual and
   commingled funds      31,441        161,192        67,340          -     77,044      337,017
Common stock                  -              -             -          -          -    5,017,934
Receivables:
   Participant loans          -              -             -          -          -       83,873
   Employer
     contributions       12,913         58,387        33,767          -     52,312      298,315
   Participant
     contributions          678          5,123         1,749          -          -       26,769
                       ------------------------------------------------------------------------
                         45,032        224,702       102,856    901,184    129,356    6,665,092
Less benefits payable     1,372              -         1,804          -      8,996       48,699
                       ------------------------------------------------------------------------
Net assets available
   for plan benefits    $43,660       $224,702      $101,052   $901,184   $120,360   $6,616,393
                       ========================================================================


                                                                          Fidelity
                                                               City        Advisor
                                    Participant   Overseas   Holding     Short Fixed
                                       Loans        Fund     Company     Income Fund
                                   ----------------------------------------------------
Year Ended December 31, 1996
Contributions and income:
   Contributions from employer     $         -   $       -  $  249,647    $      -
   Contributions from employee               -      36,774     276,314      82,826
   Interest and dividends                    -           -      84,826      12,325
                                   ----------------------------------------------------
Total contributions and income               -      36,774     610,787      95,151

Transfers to/from investment
   options, including
   participant loan transactions       137,541           -  (1,401,990)    267,378

Deductions:
   Benefit payments                     25,503           -     281,197      28,154
   Administrative expenses                   -           -       2,067         150
                                   ----------------------------------------------------
Total deductions                        25,503           -     283,264      28,304
                                   ----------------------------------------------------
Net additions                          112,038      36,774  (1,074,467)    334,225

Net realized and unrealized
   losses                                    -           -     422,213       6,767
Net assets available for plan
   benefits at beginning of year        83,873           -   5,141,562      43,660
                                   ----------------------------------------------------
Net assets available for plan
   benefits at end of year            $195,911     $36,774  $4,489,308    $384,652
                                   ====================================================




                                    Fidelity      Fidelity
                                      Advisor     Advisor                    Group
                                   Growth Oppt.  Income and                  Annuity
                                       Fund      Growth Fund      Cash      Contract        Total
                                   ----------------------------------------------------------------
Year Ended December 31, 1996
Contributions and income:
   Contributions from employer      $        -     $      -  $        _      $      _    $  249,647
   Contributions from employee         262,331      111,106           -       122,688       892,039
   Interest and dividends               34,272       20,095           -             -       151,518
                                   ----------------------------------------------------------------
Total contributions and income         296,603      131,201           -       122,688     1,293,204

Transfers to/from investment
   options, including
   participant loan transactions       694,600      451,518    (878,538)      729,491             -

Deductions:
   Benefit payments                     62,457       37,991           -       153,494       588,796
   Administrative expenses                 457          296           -           540         3,510
                                   ----------------------------------------------------------------
Total deductions                        62,914       38,287           -       154,034       592,306
                                   ----------------------------------------------------------------
Net additions                          928,289      544,432    (878,538)      698,145       700,898

Net realized and unrealized
   losses                              145,821       28,162           -        54,083       657,046
Net assets available for plan
   benefits at beginning of year       224,702      101,052     901,184       120,360     6,616,393
                                   ----------------------------------------------------------------
Net assets available for plan
   benefits at end of year          $1,298,812     $673,646  $   22,646      $872,588    $7,974,337
                                   ================================================================


                                  Guaranteed                                                     Fidelity
                                  Investment   Quality                               City        Advisor
                                   Contract     Growth     Balanced  Participant    Holding    Short Fixed
                                    Fund        Fund        Fund       Loans        Company    Income Fund
                                  --------------------------------------------------------------------------
Year Ended December 31, 1995
Contributions and income:
   Contributions from employer    $       _   $      _    $      -   $       -     $  362,185   $12,913
   Contributions from employee            -          -           -           -        429,706    20,578
   Interest and dividends            28,417      1,243       4,229       8,369        104,864       945
                                  --------------------------------------------------------------------------
Total contributions and income
   income                            28,417      1,243       4,229       8,369        896,755    34,436

Transfers to/from investment
   options, including participant
   loan transactions               (507,607)  (146,184)   (233,983)    (28,977)       (30,615)    5,624

Deductions:
   Benefit payments                  18,782      1,231       2,317           -        144,922       228
   Administrative expenses            7,743          7       3,511         252          8,036         -
                                  --------------------------------------------------------------------------
Total deductions                     26,525      1,238       5,828         252        152,958       228
                                  --------------------------------------------------------------------------
Net additions                      (505,715)  (146,179)   (235,582)    (20,860)       713,182    39,832

Net realized and unrealized losses        -     31,194      43,081           -          7,473     3,828
Cumulative effect of change in
   accounting principle                   -          -           -           -        275,546         -
Net assets available for plan
   benefits at beginning of year    505,715    114,985     192,501     104,733      4,145,361         -
                                  --------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year        $       -   $      -    $      -   $  83,873     $5,141,562   $43,660
                                  ==========================================================================



                                     Fidelity    Fidelity
                                     Advisor     Advisor                  Group
                                   Growth Oppt. Income and               Annuity
                                       Fund     Growth Fund     Cash     Contract      Total
                                  -----------------------------------------------------------
Year Ended December 31, 1995
Contributions and income:
   Contributions from employer      $  58,387   $  33,767  $           $  52,312  $   519,564
   Contributions from employee        105,764      60,988      13,906     63,876      694,818
   Interest and dividends               2,036       1,709       6,876      1,839      160,527
                                  -----------------------------------------------------------
Total contributions and income        166,187      96,464      20,782    118,027    1,374,909
   income

Transfers to/from investment
   options, including participant
   loan transactions                   42,292       3,828     882,869     12,753            -

Deductions:
   Benefit payments                     3,954       2,692       2,467     10,170      186,763
   Administrative expenses                  -           -           -        250       19,799
                                  -----------------------------------------------------------
Total deductions                        3,954       2,692       2,467     10,420      206,562
                                  -----------------------------------------------------------
Net additions                         204,525      97,600     901,184    120,360    1,168,347

Net realized and unrealized losses     20,177       3,452           -          -      109,205
Cumulative effect of change in
   accounting principle                     -           -           -          -      275,546
Net assets available for plan
   benefits at beginning of year            -           -           -          -    5,063,295
                                  -----------------------------------------------------------
Net assets available for plan
   benefits at end of year           $224,702    $101,052    $901,184   $120,360   $6,616,393
                                  ===========================================================

6. Investments Representing 5% or More of the Fair Value of Net Assets Available for Plan Benefits

                                                            December 31
                                                      1996              1995
                                                   ----------------------------

Group Annuity Contract Fund                        $   872,588      $   120,360
City Holding Company common stock                    4,479,058        5,017,934

Mutual Funds:
   Fidelity Advisor Short Fixed Income Fund            384,652           43,660
   Fidelity Advisor Growth Opportunity Fund          1,298,812          224,702
   Fidelity Advisor Income & Growth Fund               673,646          101,052

                              City Holding Company
                         Profit Sharing and 401(k) Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                                                      Current
  Shares/Units                   Description               Cost        Value
--------------------------------------------------------------------------------

Common stock:

     175,508    City Holding Company                      $3,915,593  $4,502,967

Investments in mutual or commingled funds:

      34,596    Fidelity Advisor Short Fixed Income Fund     322,366     335,605
      33,574    Fidelity Advisor Growth Opportunity Fund   1,061,169   1,195,039
      39,201    Fidelity Advisor Income and Growth Fund      612,943     645,957
     873,936    Group Annuity Contract                       873,936     873,936
                                                         -----------------------
                                                           2,870,414   3,050,537

Loans to participants                                        195,911     195,911
Cash and cash equivalents                                     22,646      22,646
                                                         -----------------------
                                                          $7,004,564  $7,772,061
                                                         =======================

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                Item 27(d) - Schedule of Reportable Transactions

                          Year Ended December 31, 1996


                                            Number        Total        Number       Total       Total         Gain
                                              of           Cost          of          Cost      Proceeds      (Loss)
                                            Units           of          Units         of         from          on
                                          Purchased      Purchase       Sold        Sales       Sales        Sales
                                         --------------------------------------------------------------------------
Category (i)--Individual Transactions in Excess of 5% of Plan Assets

Fidelity Advisor Growth Opportunity Fund     20,004    $   636,327            -   $      _    $       -    $      -
Fidelity Advisor Income & Growth Fund        28,588        456,264            -          -            -           -

Category (iii)--Series of Transactions in Excess of 5% of Plan Assets

Fidelity Advisor Income & Growth Fund        54,673        854,070            -          -            -           -
Fidelity Advisor Growth Opportunity          30,616        991,153            -          -            -           -
   Fund
City Holding Company Common Stock           147,746      3,551,113       67,421  1,445,529    1,603,651     158,122


There were no category (ii) or (iv) reportable transactions during 1996.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                   City Holding Company Profit
                                                   Sharing and 401(k) Plan





                                                    /s/ Robert A. Henson
                                                    --------------------
                                                    Mr. Robert A. Henson
                                                    Plan Administrator



May 23, 1997